Exhibit 99.1

SAI.TECH Announces Appointment of François Morin as Nuclear Energy Strategy Consultant

SINGAPORE, July 11, 2024 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”) (NASDAQ: SAI, SAITW), announced the appointment of François Morin as the Nuclear Energy Strategy Consultant of the Company. Mr. Morin will be responsible for evaluating the company’s market extension for small modular reactors both in Asia and globally.

François Morin is a renowned expert in the nuclear sector, currently serving as Director at the World Nuclear Association (WNA) and associate professor at multiple universities. Prior to this role, he conducted research in the biophysics lab of the French Atomic Energy Commission (CEA) and has extensive experience as a senior engineer in nuclear reactor design. He holds advanced degrees in physics and mathematics and graduated from the prestigious École Centrale in Paris.

Throughout his career, Mr. Morin worked for many years as a process engineer at Framatome (now Areva), where he was responsible for accident assessments and post-Chernobyl research. During the 1990s, he worked at the French Atomic Energy Commission, overseeing technology transfer issues across Asia, including in the field of nuclear medicine.

Mr. Morin has worked across various fields and countries, including Eastern Europe, Asia, and Africa. His focus has been on large-scale project structuring and financing, particularly those involving international cooperation.

In his new role at SAI.TECH, François Morin will offer strategic advice on the technical and economic aspects of the Company’s projects by analyzing international positions and competition. He will establish contacts with foreign experts and potentially facilitate their recruitment for the Company. Additionally, he will act as an intermediary with foreign institutions to strengthen SAI.TECH’s global presence.

As a distinguished senior engineer and partner at SAI.TECH, Mr. Morin frequently participates in the Global Nuclear Fuel Innovation Development Forum, emphasizing that nuclear energy, as a clean energy source, currently accounts for only about 10% of global energy production, while traditional fossil fuels make up 82-83%. With the global push for low-carbon emissions and the goal of achieving carbon neutrality by 2050, nuclear energy is becoming increasingly important.

“We are thrilled to have François Morin join our team as the Nuclear Energy Strategy Consultant,” said SAI.TECH’s founder and CEO Arthur Lee. “His vast experience and expertise in the nuclear industry will be invaluable as we explore new opportunities and navigate the complex landscape of nuclear energy. Mr. Morin’s role will be crucial in our mission to drive innovation and sustainability within the energy sector, as we aim to become the leading nuclear energy company for business in the world.”

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) sustainable distributed bitcoin mining operator headquartered in Singapore. SAI’s mission is to become a sustainable distributed digital asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation. For more information on SAI.TECH, please visit https://sai.tech/.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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